UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

O’CHARLEY’S INC.

(Name of Subject Company)

O’CHARLEY’S INC.

(Name of Persons Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

670823103

(CUSIP Number of Class of Securities)

Colin M. Daly

General Counsel and Corporate Secretary

3038 Sidco Drive

Nashville, Tennessee 37204

(615) 782-6922

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

Copy to:

J. Page Davidson, Esq.

Scott W. Bell, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6253

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWS RELEASE

Contacts:
R. Jeffrey Williams	Scott Brittain
Chief Financial Officer	Corporate Communications Inc.
O’Charley’s Inc.	(615) 254-3376 ext. 308
(615) 782-8982

O’CHARLEY’S INC. REPORTS FOURTH QUARTER RESULTS

Delivers Blended Comparable Sales Increase of 1.1 Percent for the Quarter

NASHVILLE, Tenn., Feb. 7, 2012 — O’Charley’s Inc. (NASDAQ: CHUX) today reported operating results for the 12-week and 52-week periods ended December 25, 2011.

Financial and Operating Highlights

•

The Company’s revenue for the fourth quarter of 2011 was $182.2 million, a decline of 0.7 percent from $183.5 million for the fourth quarter of 2010, due to fewer restaurants in operation for the fourth quarter of 2011 compared to the fourth quarter of 2010. Blended comparable sales increased 1.1 percent for the quarter – the fourth consecutive quarterly increase. Blended comparable sales for full-year 2011 grew 1.7 percent, based on an increase of 0.3 percent for O’Charley’s, 3.9 percent for Ninety Nine Restaurants and 7.2 percent for Stoney River Legendary Steaks.

•

O’Charley’s comparable sales for company-operated restaurants declined 1.5 percent for the fourth quarter of 2011 from the fourth quarter of 2010, as a 5.0 percent decline in guest counts was partially offset by a 3.8 percent increase in average check. The decline in comparable sales moderated during the quarter, and comparable sales were positive for the month of December.

•

Ninety Nine Restaurants comparable sales for the fourth quarter of 2011 accelerated for the sixth consecutive quarter, increasing 5.5 percent on a 4.1 percent increase in guest counts and a 1.3 percent increase in average check.

•

Stoney River Legendary Steaks produced a sixth consecutive quarterly increase in comparable sales, growing 7.2 percent for the fourth quarter. The concept’s comparable guest counts increased 7.1 percent, the ninth consecutive quarterly improvement, and average check was flat.

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CHUX Reports Fourth Quarter Results

February 6, 2012

•

Restaurant-level margins declined to 10.5 percent of restaurant sales for the fourth quarter of 2011 from 11.1 percent for the fourth quarter of 2010. The fourth quarter of 2011 includes approximately $1.7 million, or 90 basis points, of incremental rent associated with the sale and leaseback transaction completed October 17, 2011, which is shown in restaurant operating costs. On an annual basis, rent is expected to increase by approximately $8.9 million. The fourth quarter results were also negatively impacted by increases in food and beverage costs, driven by higher commodity costs, partially offset by favorable labor costs.

•

Depreciation and amortization expenses in the fourth quarter of 2011 were $7.5 million, or 4.1 percent of revenues, compared to $9.2 million, or 5.0 percent of revenues, for the fourth quarter of 2010. The decline includes the effect of the recently completed sale and leaseback transaction, which is expected to reduce annual depreciation expense by approximately $2.5 million.

•

Impairment and disposal charges in the fourth quarter of 2011 declined to $3.1 million, or 1.7 percent of revenues, compared to $9.2 million, or 5.0 percent of revenues, during the fourth quarter of 2010. The fourth quarter 2011 impairment charges include approximately $1.2 million of losses associated with six properties included in the sale and leaseback transaction completed during the quarter. Also included in the fourth quarter 2011 impairment and disposal charges are approximately $1.4 million related to three underperforming locations and approximately $0.5 million related to adjustments in reserves for previously closed restaurants. Fourth quarter 2010 included net impairment charges of $9.2 million, or 5.0 percent of revenues, reflecting the closure of underperforming restaurants and other impairments.

•

Net interest expense in the fourth quarter of 2011 declined to $548,000, or 0.3 percent of revenues, compared to $2.4 million, or 1.3 percent of revenues, for the fourth quarter of 2010 and includes the effect of the recently completed sale and leaseback transaction, which is expected to reduce annual interest expense by approximately $10.0 million.

•

Loss from operations improved to $7.0 million, or 3.9 percent of revenues, for the fourth quarter of 2011 compared with a loss from operations of $15.2 million, or 8.3 percent of revenues, for the fourth quarter of 2010.

•

Loss from continuing operations improved to $8.2 million, or $0.38 per diluted share, for the fourth quarter of 2011, compared with a loss of $16.4 million, or $0.77 per diluted share, for the fourth quarter of 2010. Net loss was $8.1 million, or $0.37 per diluted share, for the fourth quarter of 2011, compared with a net loss of $20.6 million, or $0.97 per diluted share, for the fourth quarter of 2010.

•

Net cash provided by operating activities was $19.0 million for fiscal 2011, and at the quarter’s end, the Company had $18.6 million of cash, no funded debt and its $30 million revolving credit facility remains undrawn.

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CHUX Reports Fourth Quarter Results

February 6, 2012

Cancellation of Scheduled Conference Call

This morning the Company announced a definitive agreement with Fidelity National Financial, Inc. (“FNF”), pursuant to which an indirect wholly-owned subsidiary of FNF committed to make a cash tender offer for all of the outstanding shares of the Company’s common stock at $9.85 per share. This news is covered in a separate press release. In light of this announcement, the Company has cancelled the previously announced conference call to discuss this release that was originally scheduled for tomorrow at 9:00 a.m. Eastern Time.

Safe Harbor Provisions

The forward looking statements in this press release and statements made by or on behalf of the Company relating hereto, including those containing words like “forecast,” “expect,” “project,” “believe,” “may,” “could,” “anticipate,” and “estimate,” are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to the finalization of the Company’s fourth quarter and year-end financial and accounting procedures, and may be affected by certain risks and uncertainties, including, but not limited to, costs and uncertainties relating to the consummation of the transactions contemplated by the definitive agreement with FNF; the deterioration in the United States economy and the related adverse effect on the Company’s sales of decreased consumer spending; the Company’s ability to achieve its internal forecasts of sales and profitability; the Company’s ability to comply with the terms and conditions of its financing agreements; the Company’s ability to maintain or increase operating margins and comparable sales at its restaurants; the effect that increases in food, labor, energy, interest costs and other expenses have on our results; the effect of increased competition; the Company’s ability to sell or sublease closed restaurants and other surplus assets; and the other risks described in the Company’s filings with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking statements included herein, you should not regard the inclusion of such information as a representation by us that our objectives, plans and projected results of operations will be achieved, and the Company’s actual results could differ materially from such forward-looking statements. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained herein to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

About O’Charley’s Inc.

O’Charley’s Inc., headquartered in Nashville, Tennessee, is a multi-concept restaurant company that operates or franchises a total of 342 restaurants under three brands: O’Charley’s, Ninety Nine Restaurant, and Stoney River Legendary Steaks. The O’Charley’s concept includes 227 restaurants in 18 states in the Southeast and Midwest, including 221 company-owned and operated O’Charley’s restaurants, and 6 restaurants operated by franchisees. The menu, with an emphasis on fresh preparation, features several specialty items, such as hand-cut and aged USDA choice steaks, a variety of seafood and chicken, freshly baked yeast rolls, fresh salads with special-recipe salad dressings and signature caramel pie. The Ninety Nine concept includes 105 restaurants throughout New England and upstate New York. Ninety Nine has earned a strong reputation as a friendly, comfortable place to gather and enjoy great American food and drink at a terrific price.

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CHUX Reports Fourth Quarter Results

February 6, 2012

The menu features a wide selection of appetizers, salads, sandwiches, burgers, entrees and desserts. The Stoney River Legendary Steaks concept includes 10 restaurants in six states in the Southeast and Midwest. This steakhouse concept appeals to both upscale casual-dining and fine-dining guests by offering high-quality food and attentive customer service typical of high-end steakhouses, but at more moderate prices.

Important Information

The tender offer for the outstanding common stock of the Company referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. These materials will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of record of the Company when available. In addition, these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of these materials may also be obtained from the Company’s website at www.ocharleysinc.com by clicking on the “Investor Relations” tab or by directing a request to O’Charley’s Inc. at 3038 Sidco Drive, Nashville, Tennessee 37204 Attn: Investor Relations or by calling R. Jeffrey Williams, the Company’s Chief Financial Officer, at (615) 782-8982.

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CHUX Reports Fourth Quarter Results

February 6, 2012

O’Charley’s Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (unaudited)

12 Weeks Ended December 25, 2011 and December 26, 2010

All percentages shown as a percentage of total revenue unless indicated otherwise

	2011		2010
	(in thousands, except per share data)
Revenues:
Restaurant sales	$181,970	99.9%	$183,246	99.9%
Franchise and other revenue	190	0.1%	204	0.1%

	182,160	100.0%	183,450	100.0%
Costs and expenses:
Cost of food and beverage	56,832	31.2%	55,916	30.5%
Payroll and benefits	63,820	35.1%	66,674	36.4%
Restaurant operating costs	42,164	23.2%	40,394	22.0%

Cost of restaurant sales (1), excluding depreciation and amortization shown below	162,816	89.5%	162,984	88.9%

Advertising and marketing	8,038	4.4%	7,166	3.9%
General and administrative	7,745	4.3%	10,054	5.5%
Depreciation and amortization of property and equipment	7,531	4.1%	9,161	5.0%
Impairment and disposal charges, net	3,051	1.7%	9,246	5.0%

	189,181	103.9%	198,611	108.3%

Loss from operations	(7,021)	-3.9%	(15,161)	-8.3%

Other expense (income):
Interest expense, net	548	0.3%	2,407	1.3%
Other, net	(2)	0.0%	(3)	0.0%

	546	0.3%	2,404	1.3%

Loss from continuing operations before income taxes	(7,567)	-4.2%	(17,565)	-9.6%

Income tax expense (benefit)	634	0.3%	(1,155)	-0.6%

Loss from continuing operations	(8,201)	-4.5%	(16,410)	-8.9%

Income (Loss) from discontinued operations, net	136	0.1%	(4,200)	-2.3%

Net Loss	$(8,065)	-4.4%	$(20,610)	-11.2%

Net loss per share - basic and diluted
Loss from continuing operations	$(0.38)		$(0.77)
Income (Loss) from discontinued operations, net	$0.01		$(0.20)

Net Loss	$(0.37)		$(0.97)

Weighted-average common shares outstanding	21,648		21,330

(1)	Percentages calculated as a percentage of restaurant sales.

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CHUX Reports Fourth Quarter Results

February 6, 2012

O’Charley’s Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (unaudited)

52 Weeks Ended December 25, 2011 and December 26, 2010

All percentages shown as a percentage of total revenue unless indicated otherwise

	2011		2010
	(in thousands, except per share data)
Revenues:
Restaurant sales	$826,156	99.9%	$828,982	99.9%
Franchise and other revenue	931	0.1%	1,127	0.1%

	827,087	100.0%	830,109	100.0%

Costs and Expenses:
Cost of food and beverage	260,646	31.5%	247,558	29.9%
Payroll and benefits	287,010	34.7%	293,629	35.4%
Restaurant operating costs	174,740	21.2%	175,025	21.1%

Cost of restaurant sales (1), excluding depreciation and amortization shown below	722,396	87.4%	716,212	86.4%

Advertising and marketing	35,458	4.3%	34,655	4.2%
General and administrative	31,938	3.9%	39,474	4.8%
Depreciation and amortization of property and equipment	36,118	4.4%	42,093	5.1%
Impairment, disposal and restructuring charges, net	2,866	0.3%	14,998	1.8%
Pre-opening costs	—	0.0%	7	0.0%

	828,776	100.2%	847,439	102.1%

Loss from operations	(1,689)	-0.2%	(17,330)	-2.1%

Other expense (income):
Interest expense, net	9,624	1.2%	11,812	1.4%
Other, net	1	0.0%	(8)	0.0%

	9,625	1.2%	11,804	1.4%

Loss from continuing operations before income taxes	(11,314)	-1.4%	(29,134)	-3.5%

Income tax expense (benefit)	655	0.1%	(1,849)	-0.2%

Loss from continuing operations	(11,969)	-1.4%	(27,285)	-3.3%

Loss from discontinued operations, net	(171)	0.0%	(7,630)	-0.9%

Net Loss	$(12,140)	-1.5%	$(34,915)	-4.2%

Net loss per share-basic and diluted
Loss from continuing operations	$(0.56)		$(1.29)
Loss from discontinued operations, net	$(0.01)		$(0.36)

Net Loss	$(0.56)		$(1.65)

Weighted-average common shares outstanding	21,534		21,211

(1)	Percentages calculated as a percentage of restaurant sales.

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CHUX Reports Fourth Quarter Results

February 6, 2012

O’Charley’s Inc.

Condensed Consolidated Balance Sheets (unaudited)

At December 25, 2011 and December 26, 2010

	2011	2010
	(in thousands)
Cash	$18,611	$29,693
Other current assets	33,234	33,050
Property and equipment, net (1)	220,749	320,011
Trade names and other intangible assets	25,946	25,946
Other assets	15,071	14,041

Total assets	$313,611	$422,741

Current portion of long-term debt and capital leases	$122	$1,710
Other current liabilities	71,129	74,746
Long-term debt and capitalized lease obligations, net of current portion (1)	30	117,164
Other liabilities (1)	73,819	50,887
Shareholders’ equity	168,511	178,234

Total liabilities and shareholders’ equity	$313,611	$422,741

(1)	reflects the impact of the sale-leaseback transaction completed in the fourth quarter of 2011, which reduced property and equipment and long-term debt and increased other liabilities for the deferred gain recognized on the transaction.

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CHUX Reports Fourth Quarter Results

February 6, 2012

Condensed Consolidated Statements of Cash Flows (unaudited)

52 Weeks Ended December 25, 2011 and December 26, 2010

(In thousands)

	2011	2010
Cash flows from operating activities:
Net Loss	$(12,140)	$(34,915)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	36,118	42,495
Asset impairment	2,290	20,547
Share-based compensation	1,961	3,584
Changes in assets and liabilities and other, net	(9,183)	4,004

Net cash provided by operating activities	19,046	35,715

Cash flows from investing activities:
Additions to property and equipment	(17,211)	(15,445)
Proceeds from sale of assets and other, net	104,855	1,124

Net cash provided by (used in) investing activities	87,644	(14,321)

Cash flows from financing activities:
Payments on long-term debt and capitalized lease obligations	(1,697)	(2,352)
Repurchase of senior notes	(115,205)	(9,993)
Debt issuance costs	(1,327)	(1,682)
Proceeds from the exercise of stock options and issuances under CHUX Ownership Plan	615	745
Shares tendered and retired for minimum tax withholdings	(175)	(307)
Other, net	17	8

Net cash used in financing activities	(117,772)	(13,581)

(Decrease) increase in cash and cash equivalents	(11,082)	7,813
Cash and cash equivalents at beginning of period	29,693	21,880

Cash and cash equivalents at end of period	$18,611	$29,693

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